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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                         Newtek Business Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK PAR VALUE $0.02
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   652526 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                     Andrea L. Wasserman, 14 Wilshire Drive,
                             Syosset, New York 11791
                                  516-359-9207
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 10, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note:  Schedules  filed in paper format shall include a signed original
         and  five  copies  of  the  schedule,   including  all  exhibits.   See
         ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------------------------------------------------------------------------------------------
CUSIP No. 652526 10 4
-----------------------------------------------------------------------------------------------------------------------------------
1.      Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

        N/A
-----------------------------------------------------------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) N/A
        (b) N/A
-----------------------------------------------------------------------------------------------------------------------------------
3.      SEC Use Only

-----------------------------------------------------------------------------------------------------------------------------------
4.      Source of Funds (See Instructions)

        OO
-----------------------------------------------------------------------------------------------------------------------------------
5.      Check if Disclosure of Legal  Proceedings Is Required Pursuant to Items 2(d) or 2(e)

        N/A
-----------------------------------------------------------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        US
-----------------------------------------------------------------------------------------------------------------------------------
Number of           7.   Sole Voting Power
Shares
Beneficially             2,355,000
Owned by           ----------------------------------------------------------------------------------------------------------------
Each Reporting      8.   Shared Voting Power
Person With
                         37,852
                   ----------------------------------------------------------------------------------------------------------------
                    9.   Sole Dispositiv Power

                         2,355,000
                   ----------------------------------------------------------------------------------------------------------------
                   10.   Shared Dispositive Power

                         37,852
                   ----------------------------------------------------------------------------------------------------------------
                   11.   Aggregate Amount  Beneficially  Owned by Each Reporting Person

                         2,392,852
-----------------------------------------------------------------------------------------------------------------------------------

12.     Check if the Aggregate  Amount in Row (11) Excludes Certain Shares (See Instructions)

        N/A
-----------------------------------------------------------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11)

        9.2%
-----------------------------------------------------------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
-----------------------------------------------------------------------------------------------------------------------------------



Instructions for Cover Page

        (1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

        (2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

        (3) The 3rd row is for SEC internal use; please leave blank.

        (4) Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to
            Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

                  Category of Source                                      Symbol

                  Subject Company (Company whose securities are
                   being acquired)                                           SC
                  Bank                                                       BK
                  Affiliate (of reporting person)                            AF
                  Working Capital (of reporting person)                      WC
                  Personal Funds (of reporting person)                       PF
                  Other                                                      OO

        (5) If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

        (6) Citizenship or Place of Organization - Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization. (See Item 2 of Schedule 13D.)

              (7)-(11),(13) Aggregate   Amount   Beneficially   Owned   by  Each
                            Reporting Person, etc.-- Rows (7) through (11) inclusive, and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

              (12) Check if the aggregate amount reported as beneficially owned in row (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

              (14) Type of Reporting Person -- Please classify each "reporting person" according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:

                  Category                                                                           Symbol
                  --------                                                                           ------
                  Broker-Dealer                                                                         BD
                  Bank                                                                                  BK
                  Insurance Company                                                                     IC
                  Investment Company                                                                    IV
                  Investment Adviser                                                                    IA
                  Employee Benefit Plan, Pension Fund, or Endowment Fund                                EP
                  Parent Holding Company/Control Person                                                 HC
                  Savings Association                                                                   SA
                  Church Plan                                                                           CH
                  Corporation                                                                           CO
                  Partnership                                                                           PN
                  Individual                                                                            IN
                  Other                                                                                 OO


Notes: Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

              Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

              Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.


                              General Instructions

A. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

B. Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Material incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

C. If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by Items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership;
      (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation;
      (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.

Item 1.  Security and Issuer

NEWTEK BUSINESS SERVICES, INC., COMMON STOCK , par value $0.02

462 Seventh Avenue, 14th floor, New York, NY  10018

Item 2.  Identity and Background

         (a)  Name: Andrea L. Wasserman

         (b)  Residence or business  address:  14 Wilsheire Drive,  Syosset,  NY
              11791

         (c)  Present principal occupation or employment : N/A

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding: None.

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws: None

         (f)  Citizenship. US

Item 3.  Source and Amount of Funds or Other Consideration

Recipient of gift: N/A

Item 4. Purpose of Transaction : The acquistion of shares of the issuer by gift from spouse.

Item 5.  Interest in Securities of the Issuer

         (a) State the aggregate number and percentage of the class of securities: 2,392,852 shares or 9.2%. Includes 37,852 shares held in a family foundation.

         (b) 2,392,852 shares or 9.2% aggregate; 2,355,000 sole voting and dispositive power; 37, 852 shared voting and dispositive power.

         (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securitiesl: None

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included. None

Item 7. Material to Be Filed as Exhibits Gift was not pursuant to any agreement written or otherwise.


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 2003
--------------------------------------------------------------------------------
Date

/s/ Andrea L. Wasserman
--------------------------------------------------------------------------------
Signature

--------------------------------------------------------------------------------
Name/Title

            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)